EXHIBIT (a)(5)(A)

ZIONS BANCORPORATION®

Press Release

***FOR IMMEDIATE RELEASE***

FOR: ZIONS BANCORPORATION	Contact: James Abbott
One South Main Street	Director of Investor Relations
Salt Lake City, Utah	and External Communications
Harris H. Simmons	Tel: (801) 844-7637
Chairman/Chief Executive Officer	November 23, 2009

ZIONS BANCORPORATION COMMENCES EXCHANGE OFFER

FOR SERIES A PREFERRED STOCK

SALT LAKE CITY, UTAH, November 23, 2009 /PRNewswire-FirstCall — Zions Bancorporation (“Zions” or the “Company”) (Nasdaq: ZION) today commenced an offer to exchange (the “Exchange Offer”) into shares of Zions’ common stock any and all of its approximately 5.6 million outstanding Depositary Shares representing its Series A Preferred Stock with an aggregate liquidation preference of approximately $140 million. The Exchange Offer would increase Zions’ tangible common equity by an amount approximately equal to the aggregate liquidation preference of the Depositary Shares exchanged.

The “Depositary Shares” each represent a 1/40th ownership interest in a share of Series A Floating-Rate Non-Cumulative Perpetual Preferred Stock (the “Series A Preferred Stock”) with a liquidation preference of $25.00 per Depositary Share (equivalent to $1,000 per share of Series A Floating-Rate Non-Cumulative Perpetual Preferred Stock).

Each Depositary Share will be exchanged for a number of shares of common stock equal to (i) $13.00 divided by (ii) the “Relevant Price;” provided, however, that if the Relevant Price is less than $10.40, then 1.25 shares of common stock will be issued for each Depositary Share accepted in the Exchange Offer. The “Relevant Price” is equal to the simple arithmetic average of the volume weighted average price of Zions’ common stock during the five consecutive trading day period ending on and including the second trading day immediately preceding the Expiration Date (as defined below).

Zions will also pay cash for any accrued and unpaid dividends to but excluding the settlement date on any Depositary Shares accepted in the Exchange Offer.

The Exchange Offer will expire at 11:59 p.m., New York City time, on December 21, 2009, unless Zions extends it or terminates it early (such date and time, as the same may be extended, the “Expiration Date”). Depositary Shares may be withdrawn at any time before the Expiration Date. In addition, any tendered Depositary Shares may be withdrawn if Zions has not accepted them for exchange within 40 business days from the commencement of the Exchange Offer on November 23, 2009.

Deutsche Bank Securities Inc. and Goldman, Sachs & Co. are acting as Zions’ financial advisors in connection with the Exchange Offer. They are not being engaged to and will not solicit any holders of Depositary Shares in connection with the Exchange Offer. The financial advisors will not make any recommendation to holders of Depositary Shares as to whether to exchange or refrain from exchanging their Depositary Shares.

The terms of the Exchange Offer and procedures for validly tendering and withdrawing Depositary Shares are described in detail in the Offer to Exchange and the Letter of Transmittal, copies of which may be obtained without charge from the information agent for the exchange offer, D.F. King & Co., Inc., by calling (800) 901-0068 (toll free) or (212) 269-5550 (collect). The Offer to Exchange, Letter of Transmittal and other related documents will also be filed with the SEC on Schedule TO and may be obtained free of charge on the SEC’s website at www.sec.gov. Holders of Depositary Shares are urged to read the Exchange Offer documents carefully.

The Exchange Offer is being made to holders of Depositary Shares in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 3(a)(9) of the Securities Act. This press release is not an offer to exchange or a solicitation of an offer to exchange with respect to any securities and is qualified in its entirety by reference to the Offer to Exchange. The Exchange Offer will be made solely pursuant to the terms and conditions of the Offer to Exchange and the Letter of Transmittal, as each may be amended and supplemented from time to time.

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Offer to Exchange. Any representation to the contrary is a criminal offense.

The Exchange Offer is not being made to, nor will Zions Bancorporation accept tenders of Depositary Shares from, holders in any jurisdiction in which the Exchange Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

About Zions

Zions Bancorporation is one of the nation’s premier financial services companies, consisting of a collection of great banks in select high growth markets. Zions operates its banking businesses under local management teams and community identities through approximately 500 offices in 10 Western and Southwestern states: Arizona, California, Colorado, Idaho, Nevada, New Mexico, Oregon, Texas, Utah and Washington. The company is a national leader in Small Business Administration lending and public finance advisory services. In addition, Zions is included in the S&P 500 and NASDAQ Financial 100 indices. Investor information and links to subsidiary banks can be accessed at www.zionsbancorporation.com.

Forward-Looking Information

This press release contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events. These forward-looking statements are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. Forward-looking statements, including those contained herein regarding the underwritten public offering of senior unsecured notes, involve significant risks and uncertainties and actual results may differ materially from those presented, either expressed or implied, in this news release. Factors that might cause such differences include, but are not limited to: the Company’s ability to successfully execute its business plans and achieve its objectives; changes in general economic and financial market conditions, either internationally, nationally or locally in areas in which the Company conducts its operations, including changes in securities markets and valuations in structured securities and other assets; changes in governmental policies and programs resulting from general economic and financial market conditions; changes in interest and funding rates; continuing consolidation in the financial services industry; new litigation or changes in existing litigation; increased competitive challenges and expanding product and pricing pressures among financial institutions; legislation or regulatory changes which adversely affect the Company’s operations or business; and changes in accounting policies or procedures as may be required by the Financial Accounting Standards Board or other regulatory agencies.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the 2008 Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009 of the Company filed with the Commission and available at the Commission’s Internet site (http://www.sec.gov).

The Company specifically disclaims any obligation to update any factors or to publicly announce the result of revisions to any of the forward-looking statements included herein to reflect future events or developments.

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